  Exhibit 99.1

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

UNAUDITED

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

CANADIAN DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Statements of Financial Position	3 - 4

Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income	5 - 6

Condensed Interim Consolidated Statements of Changes in Equity	7

Condensed Interim Consolidated Statements of Cash Flows	8 - 10

Notes to Condensed Interim Consolidated Financial Statements	11 - 37

- - - - - - - - - - -

IM CANNABIS CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		September 30, 2021	December 31, 2020
	Note	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$17,116	$8,885
Restricted bank deposit		1	18
Trade receivables		16,143	5,501
Advances to suppliers		3,270	3,602
Other accounts receivable		10,396	689
Investments		1,019	-
Loans receivable		2,672	-
Biological assets	4	2,712	78
Inventories	5	23,920	8,370

		77,249	27,143

NON-CURRENT ASSETS:
Property, plant and equipment, net		29,387	5,532
Investments		2,341	2,341
Derivative assets		46	-
Right-of-use assets, net		17,190	935
Deferred tax assets		342	769
Intangible assets, net	3	28,631	1,092
Goodwill	3	120,201	304

		198,138	10,973

Total assets		$275,387	$38,116

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		September 30, 2021	December 31, 2020
	Note	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Bank loans		$5,806	$-
Trade payables		9,959	2,605
Other accounts payable and accrued expenses	3	11,074	3,497
Accrued purchase consideration	3	5,594	-
Current maturities of lease liabilities		1,248	167

		33,681	6,269

NON-CURRENT LIABILITIES:
Warrants measured at fair value	6	6,524	16,540
Lease liabilities		16,918	823
Long term loans		378	-
Employee benefit liabilities, net		437	371
Deferred tax liability, net		6,470	1,503

		30,727	19,237

Total liabilities		64,408	25,506

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	7
Share capital and premium		235,940	37,040
Translation reserve		1,165	1,229
Reserve from share-based payment transactions		10,342	5,829
Retained earnings (accumulated deficit)		(37,870)	(33,001)

Total equity attributable to equity holders of the Company		209,577	11,097

Non-controlling interests		1,402	1,513

Total equity		210,979	12,610

Total liabilities and equity		$275,387	$38,116

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
Canadian Dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
	Unaudited

Revenues	$34,272	$10,990	$14,393	$5,893
Cost of revenues	26,163	4,972	11,513	2,531

Gross profit before fair value adjustments	8,109	6,018	2,880	3,362

Fair value adjustments:
Unrealized change in fair value of biological assets	5,484	9,042	1,123	2,287
Realized fair value adjustments on inventory sold in the period	(7,608)	(5,099)	(2,478)	(2,268)

Total fair value adjustments	(2,124)	3,943	(1,355)	19

Gross profit	5,985	9,961	1,525	3,381

General and administrative expenses	22,634	7,223	10,246	2,197
Selling and marketing expenses	4,654	2,334	2,169	1,150
Research and development expenses	10	135	4	1
Share-based compensation	5,354	2,131	3,351	704

Total operating expenses	32,652	11,823	15,770	4,052

Operating loss	(26,667)	(1,862)	(14,245)	(671)

Finance income	21,617	427	8,224	1,186
Finance expense	(805)	(6,402)	-	-

Finance income (expenses), net	20,812	(5,975)	8,224	1,186

Income (loss) before income taxes	(5,855)	(7,837)	(6,021)	515
Income tax expense (benefit)	175	921	(365)	(223)

Net income (loss)	(6,030)	(8,758)	(5,656)	738

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Re-measurement gain on defined benefit plans	-	(32)	-	1
Exchange differences on translation to presentation currency	(350)	639	888	(399)

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	(350)	607	888	(398)

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	288	(95)	29	(35)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods	288	(95)	29	(35)

Total other comprehensive income (loss)	$(62)	$512	$917	$(433)

Total comprehensive income (loss)	$(6,092)	$(8,246)	$(4,739)	$305

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2021	2020	2021	2020
	Note	Unaudited

Net income (loss) attributable to:
Equity holders of the Company		(4,869)	(9,340)	(4,285)	656
Non-controlling interests		(1,161)	582	(1,371)	82

		(6,030)	(8,758)	(5,656)	738

Total comprehensive net income (loss) attributable to:
Equity holders of the Company		(4,933)	(8,927)	(3,359)	228
Non-controlling interests		(1,159)	681	(1,380)	77

		$(6,092)	$(8,246)	$(4,739)	$305

Loss per share attributable to equity holders of the Company:
Basic loss per share (in CAD):	9	$(0.10)	$(0.06)	$(0.06)	$0.00
Diluted loss per share (in CAD):	9	$(0.51)	$(0.06)	$(0.18)	$0.00

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Reserve for share-based payment transactions	Translation reserve	Retained earnings (accumulated deficit)	Total	Non-controlling interests	Total equity

Balance as of January 1, 2021	$37,040	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Issuance of shares related to Trichome acquisition	100,017	-	-	-	100,017	-	100,017
Issuance of shares related to MYM acquisition	63,592	-	-	-	63,592	-	63,592
Issuance of shares, net of approximately $2,700 issuance costs	28,131	-	-	-	28,131	-	28,131
Issuance of shares related to acquisitions in Israel	2,036	-	-	-	2,036	1,048	3,084
Exercise of warrants and compensation options (see Note 7)	4,149	-	-	-	4,149	-	4,149
Exercise of options (see Note 7)	940	(806)	-	-	134	-	134
Share based payment	-	5,354	-	-	5,354	-	5,354
Expired options	35	(35)	-	-	-	-	-

Net loss	-	-	-	(4,869)	(4,869)	(1,161)	(6,030)
Other comprehensive income (loss)	-	-	(64)	-	(64)	2	(62)

Balance as of September 30, 2021 (Unaudited)	$235,940	$10,342	$1,165	$(37,870)	$209,577	$1,402	$210,979

Balance as of January 1, 2020	$25,947	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Exercise of warrants and compensation options (see Note 7)	10,178	-	-	-	10,178	-	10,178
Exercise of options (see Note 7)	199	(80)	-	-	119	-	119
Share based payment	-	2,131	-	-	2,131	-	2,131
Expired options	6	(8)	-	-	(2)	-	(2)

Net income (loss)	-	-	-	(9,340)	(9,340)	582	(8,758)
Other comprehensive income (loss)	-	-	445	(32)	413	99	512

Balance as of September 30, 2020 (Unaudited)	$36,330	$4,720	$754	$(13,645)	$28,159	$2,130	$30,289

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Dollars in thousands

	Nine months ended September 30,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net loss for the period	$(6,030)	$(8,758)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(5,484)	(9,042)
Fair value adjustment on sale of inventory	7,608	5,099
Fair value adjustment of warrants and derivative assets measured at fair value	(21,169)	6,048
Depreciation of property, plant and equipment	1,998	493
Amortization of intangible assets	578	23
Depreciation of right-of-use assets	1,028	156
Finance expenses, net	357	(73)
Changes in employee benefit liabilities, net	66	41
Deferred tax expense, net	(18)	946
Share-based payment	5,354	2,131
Share-based acquisition costs related to business combination	1,301	-
Non-cash interest income on loans receivable	124	-
Impairment of other accounts receivable	419	-

	(7,838)	5,822
Changes in working capital:

Increase in trade receivables, net	(7,610)	(3,266)
Increase in other accounts receivable	(4,521)	(874)
Decrease in biological assets, net of fair value adjustments	3,636	6,181
Increase in inventories, net of fair value adjustments	(14,016)	(7,804)
Increase in trade payables	2,994	1,744
Increase (decrease) in other accounts payable and accrued expenses	(5,144)	33

	(24,661)	(3,986)

Taxes paid	(605)	(462)

Net cash used in operating activities	(39,134)	(7,384)

Cash flows from investing activities:

Purchase of property, plant and equipment	(3,187)	(1,780)
Proceeds from loan receivables	7,796	-
Purchase of intangible assets	(5)	(94)
Acquisition of businesses, net of cash acquired	(6,856)	-
Proceeds from (investments in) financial assets	305	(1,345)
Proceeds from (investments in) restricted bank deposit	17	(18)

Net cash used in investing activities	$(1,930)	$(3,237)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Dollars in thousands
	Nine months ended September 30,
	2021	2020
	Unaudited
Cash flow from financing activities:

Proceeds from exercise of warrants	$3,538	$6,305
Proceeds from exercise of options	134	119
Proceeds from issuance of share capital, net of issuance costs	28,131	-
Proceeds from issuance of warrants	11,222	-
Repayment of lease liability	(348)	(135)
Payment of lease liability interest	(913)	(51)
Proceeds from bank loans	4,174	-

Net cash provided by financing activities	45,938	6,238

Effect of foreign exchange on cash and cash equivalents	3,357	194

Increase (decrease) in cash and cash equivalents	8,231	(4,189)
Cash and cash equivalents at beginning of the period	8,885	13,926

Cash and cash equivalents at end of the period	$17,116	$9,737

Supplemental disclosure of non-cash activities:
Additions to right-of-use assets and corresponding lease liability	$1,599	$107

Schedule A - Acquisition of TFC:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$9,927
Investments	319
Property, plant and equipment	15,193
Right of use assets	15,037
Lease liability	(15,037)
Intangible assets	6,458
Goodwill	66,769
Common shares issued upon the acquisition	(99,028)

$(362)

Schedule B - Acquisition of Panaxia:
The assets and liabilities at date of acquisition:

Inventory	$19
Investments	958
Property, plant and equipment	88
Goodwill and intangible assets	5,895
Accrued purchase consideration liability	(4,139)

$2,821

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Dollars in thousands

Schedule C - Acquisition of MYM: The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$3,453
Property, plant and equipment and right of use assets	6,735
Lease liability	(873)
Deferred tax liability	(4,558)
Intangible assets	17,200
Goodwill	41,192
Common shares issued upon the acquisition	(63,280)

$(131)

Schedule D - Acquisition of Pharm Yarok:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$(646)
Accrued purchase consideration liability	(1,345)
Property, plant and equipment	1,145
Long-term loans	(1,042)
Intangible assets	1,544
Deferred tax liability	(355)
Goodwill	3,820

$3,121

Schedule E - Acquisition of Vironna:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$198
Accrued purchase consideration liability	(2,146)
Property, plant and equipment	210
Intangible assets	2,180
Deferred tax liability	(502)
Goodwill	2,515
Non-controlling interest	(1,048)

$1,407

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.
Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibutz Glil-Yam, Israel.

IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health ("MOH") through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

In Europe, IMCC operates through Adjupharm, a German-based subsidiary acquired by IMC Holdings on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. (“TJAC”) d/b/a JWC, a Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in one reporting segment. The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis in Canada. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of September 30, 2021, and for the nine and three months then ended (the "condensed interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

COVID-19:

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL (Cont.)

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health, including postponed planned investments in certain jurisdictions until global economic risks subside.

To date, the Company’s cannabis operations, results and financial position have not been materially impacted by COVID-19 related issues. The Company has not experienced material disruptions in its labor inputs and cultivation and processing activities, there have been no indicators of material issues to the Company’s supply chain, and on the consumer side, product demand has remained stable and medical cannabis has been declared an essential service across Israel, Germany and Canada, as such, the Company's distribution remains relatively unimpacted.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group’s business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group.

Liquidity and capital resources:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 6,086,956 Common Shares (each an “Offered Share”) at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million (approximately $42,000) (see Note 7b).

As of September 30, 2021, the Company's cash position (cash and cash equivalents) totaled $17,116. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. Based on the operating plan, management and the board of directors of the Company expect that the Group will have sufficient resources to meet its obligations and continue its operation in the foreseeable future.

b.
Approval of interim condensed consolidated financial statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on November 15, 2021.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL (Cont.)

c.
Strategic developments:

1.
On March 1, 2021, the Company’s Common Shares commenced trading on NASDAQ under the ticker symbol “IMCC”.

2.
On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. (“GTEC”), a Canadian licensed producer of handcrafted and high-quality cannabis (the “GTEC Agreement”). According to the GTEC Agreement, Focus will import GTEC’s high-THC medical cannabis inflorescence into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Company will launch a new category of imported premium indoor medical cannabis products under its well-established brand.

The first import of the Canadian-grown high-THC strains from GTEC’s subsidiary, Grey Bruce Farms Incorporated (“GBF”), arrived during September 2021. According to the GTEC Agreement, Focus will purchase a minimum quantity of 500kg of high-THC medical cannabis inflorescence from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the “Exclusive Term”). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

3.
On March 12, 2021, the Company filed a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the “Securities Commissions”), and on March 15, 2021, the Company filed a corresponding shelf registration statement on Form F-10 with the SEC, under the Multijurisdictional Disclosure System (“MJDS”) established between Canada and the United States.

On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Company filed a final short form base shelf prospectus (the “Final Shelf Prospectus”) with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC. The Final Shelf Prospectus and the Registration Statement enable the Company to offer up to US$250 million (or its equivalent in other currencies) of Common Shares, warrants, subscription receipts, debt securities, units (collectively, the “Qualified Securities”), or any combination of such Qualified Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL (Cont.)

4.
On March 12, 2021, Adjupharm entered into a supply agreement with Northern Green Canada Inc. (“NGC”) (the “NGC Supply Agreement”). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm’s distribution agreements with its German distribution partners. Shipments from NGC commenced in October 2021.

5.
On March 18, 2021, the Company acquired all of Trichome Financial Corp.’s ("Trichome" or "TFC") issued and outstanding shares (the “Trichome Shares”) and closed the Trichome transaction (the “Trichome Transaction”) that was previously announced on December 30, 2020. Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the “Trichome Securityholders”) received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction (see Note 3).

6.
On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. (“MediPharm Labs”) for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period. Shipments from MediPharm Labs commenced in October 2021.

7.
On March 30, 2021, Zur Rose Pharma GmbH (“Zur Rose”) and the Company entered into a termination settlement agreement in connection with the sales agreements announced in July 2020 according to Zur Rose's request, and under which Adjupharm received a termination fee. According to the termination agreement, no inventory will be transferred from Zur Rose to Adjupharm or vice versa.

8.
During March 2021, Adjupharm entered into two supply agreements with supply partners in China, under which Adjupharm shall buy COVID-19 rapid antigen test kits. Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany, under which Adjupharm shall sell the COVID-19 antigen test kits, to be distributed to pharmacies and retailers in Germany (see Note 8).

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL (Cont.)

9.
On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the “Panaxia Agreement”) with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively “Panaxia”) (the “Panaxia Transaction”). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18.7 million (approximately $7,000), comprised of NIS 7.6 million (approximately $2,800) in cash and NIS 11.1 million (approximately $4,200) in Common Shares (the “Panaxia Consideration Shares”). NIS 7.6 million (approximately $2,900) of the cash consideration was paid. The Common Shares will be issued in installments within several months of the transaction closing.

Panaxia Transaction will be finalized in two stages, with an option of a third stage. Upon the initial closing, on May 30, 2021, all online-related activities and intellectual property will be transferred to IMC Holdings. The second stage, which is subject to MOH approval, is expected to occur in the beginning of 2022. The second stage requires that Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel, to IMC Holdings or its subsidiary (the “Panaxia IMC-GDP License”). Panaxia Transaction includes an option to acquire Panaxia’s pharmacy (the “Panaxia Option”), including licenses to dispense and sell products to cannabis patients (the “Panaxia Pharmacy Licenses”) for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise, which will become effective on February 15, 2022.

The Panaxia Agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of all of the abovementioned acquired assets and activities and the rights to obtain all economic benefits from those assets and activities. Accordingly, the Company has concluded that  it exercises control over the acquired assets and activities as of  the date of the definitive agreement, which is the date from which the assets are included in these consolidated financial statements.

10.
On July 9, 2021, the Company acquired all the issued and outstanding shares of MYM Nutraceuticals Inc. and closed the MYM transaction (the “MYM Transaction“). The Company acquired MYM's licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement to be completed under the Business Corporations Act in British Columbia. MYM operates two licensed, craft cultivation facilities in Canada; SublimeCulture Inc. in Laval, Quebec, and Highland Grow Inc., in Antigonish, Nova Scotia. MYM’s flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada. Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Common Shares of IMCC for each common share of MYM. As a result of the MYM transaction, a total of 10,073,437 Common shares were issued to the MYM former shareholders and financial advisors.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL (Cont.)

11.
On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition is approximately NIS 11,900 ($4,600), of which approximately NIS 3,500 ($1,300) shall be invested in the Company at closing in consideration for Common Shares by the shareholders of Pharm Yarok Group in the company at closing in consideration for Common Shares. The closing of the Pharm Yarok Group acquisition is conditional upon receipt of all requisite approvals, including from the MOH. Pharm Yarok Group is a leading medical cannabis pharmacy and trading company located in central Israel, Rosen High Way, a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel and HW Shinua, an applicant for a medical cannabis transportation license from the IMCU, the receipt of which would permit HW Shinua to transport large quantities of medical cannabis to and from Pharm Yarok’s pharmacy and Rosen High Way’s distribution center and to and from third parties in the medical cannabis sector, including medical cannabis growing facilities, pharmacies, manufacturers and distribution centers across Israel.

The definitive agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of the Pharm Yarok Group and the rights to obtain all related economic benefits. Accordingly, the Company has concluded that it exercises control over the Pharm Yarok Group as of the date of the definitive agreement, which is the date from which the accounts of the Pharm Yarok Group are included in these consolidated financial statements.

12.
On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd. ("Vironna") for a total consideration of approximately NIS 8,500 ($3,300), of which approximately NIS 5,000 ($1,950) in cash and NIS 3,500 ($1,350) is in Common Shares of IMCC to be issued at closing of Vironna transaction. In addition, the Company will pay the former stockholders additional consideration with regards to working capital in the amount of NIS 800 ($300). The closing is conditional upon receipt of all requisite approvals, including from the MOH. Vironna is a leading pharmacy licensed to dispense and sell medical cannabis to licensed medical cannabis patients, located in central Israel and is one of the leading pharmacies in serving patients pertaining to the Arab population in Israel.

The definitive agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of Vironna and the rights to obtain all related economic benefits. Accordingly, the Company has concluded that it exercises control over Vironna as of the date of the definitive agreement, which is the date from which the accounts of Vironna are included in these consolidated financial statements.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1: - GENERAL (Cont.)

d.
Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.

b.
Significant accounting judgements and estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Disclosure of new standards in the period prior to their adoption:

Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

Covid-19-Related Rent Concessions beyond September 30, 2021, Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16, "Leases", the amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Group is assessing whether it will apply the practical expedient if it receives rent concessions within allowed period of application.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
● What is meant by a right to defer settlement
● That a right to defer must exist at the end of the reporting period
● That classification is unaffected by the likelihood that an entity will exercise its deferral right
● That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or
IFRIC 21 Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company.

IAS 41 Agriculture - Taxation in fair value measurements

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41. An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after 1 January 2022 with earlier adoption permitted.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amendment to IAS 12, "Income Taxes"

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 ("the Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment is to be applied for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.
The amendments are not expected to have a material impact on the Company.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION

Trichome Financial Corp.

On March 18, 2021, the Company acquired Trichome Financial Corp. (“Trichome” or "TFC"), a Canadian adult-use recreational cannabis producer (the "Trichome Transaction").

The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020 (the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario) ("OBCA"). As a result of the Trichome Transaction, the businesses of IMCC and Trichome have been combined.

In accordance with the terms of the Arrangement Agreement, former holders of Trichome Shares received 0.24525 IMC Common Shares for each Trichome Share previously held (the “Exchange Ratio”) and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio (the “Consideration”).

Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 10,104,901 Common Shares, valued at approximately $99,028 at the market price per share of $9.8 on the date of the acquisition. The terms of the Trichome Transaction, including the Consideration, are the result of arm’s length negotiations between the Company and Trichome. The results of operations of Trichome were consolidated in the Company's interim consolidated financial statements commencing on the date of acquisition.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

Fair value
Assets:

Cash and cash equivalents	$362
Trade and other receivables	3,842
Indemnification asset *)	1,886
Biological assets	785
Inventory	3,883
Loan receivable	8,470
Property, plant and equipment	15,193
Derivative assets	114
Right of use assets	15,037
Investments	319
Intangible assets	6,458

Total identifiable assets	56,349

Liabilities:

Trade and other payables *)	(9,053)
Lease liability	(15,037)

Total identifiable liabilities	(24,090)

Total identifiable assets, net	32,259
Goodwill arising on acquisition	66,769

Total purchase price	$99,028

*) Upon acquisition, other payables of Trichome include approximately $1,886 to settle withholding tax liabilities to Canada Revenue Agency (“CRA”), with a corresponding indemnification asset comprised of 215,000 IMCC’s Common Shares withheld to cover the tax liabilities. In addition, with connection with the Trichome Transaction, certain directors and officers of Trichome and TJAC agreed to indemnify and hold harmless the Company, Trichome, and TJAC against 75% of the withholding tax liabilities to CRA. Each indemnifying director or officer agreed to indemnify for: (a) 75% of such liability that is on account of such director or officer’s personal Canadian income tax liability, plus (b) jointly and severally indemnify 75% of any liability for penalties and interest in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a)). In the nine months period ended September 30, 2021, the Company recorded an impairment loss of the indemnification asset and penalty and interest expenses in the aggregate amount of $403, included in the general and administrative expenses.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

Had the Trichome Transaction occurred on January 1, 2021, the Company's proforma results for the nine months ended September 30, 2021, would have been as follows:

Proforma profit or loss for the nine months ended September 30, 2021

Net revenues	$35,535

Net loss	$(12,884)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and TFC been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On March 18, 2021, 700,000 options were granted to Trichome’s employees under the 2018 Plan (see Note 7).

MYM Nutraceuticals Inc.

On July 9, 2021, IMCC through Trichome, completed the acquisition of MYM Nutraceuticals (the “MYM”). MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries; SublimeCulture Inc. (“Sublime”) near Montreal, Quebec, and Highland Grow Inc. (“Highland”), in Antigonish, Nova Scotia. MYM’s flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada.

The Company acquired all the issued and outstanding shares of MYM. The Company acquired MYM's licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement to be completed under the Business Corporations Act in British Columbia. Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Common Shares of IMCC for each common share of MYM. As a result of the MYM transaction, a total of 10,073,437 Common shares were issued to the MYM former shareholders and financial advisors, resulting in former MYM shareholders holding approximately 15% of the total number of issued and outstanding Common Shares immediately after closing.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets:

Cash and cash equivalents	$131
Trade and other receivables	2,445
Biological assets	63
Inventory	4,180
Loan receivable	2,122
Property, plant and equipment	6,105
Right of use assets	630
Intangible assets	17,200

Total identifiable assets	32,876

Liabilities:

Trade and other payables (*)	(4,442)
Bank loan	(915)
Lease liability	(873)
Deferred tax liability	(4,558)

Total identifiable liabilities	(10,788)

Total identifiable assets, net	22,088
Goodwill arising on acquisition	41,192

Total purchase price	$63,280

 *)
Acquisition costs of Trichome and MYM include the issuance of 100,916 and 49,802 Common Shares, respectively, valued at $989 and $312, respectively, to financial advisors for advisory fees in connection with the Trichome and MYM Transactions.

The Company amortizes its intangible assets on a straight-line basis over 5-12 years.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company, Trichome and MYM.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

Had the acquisition of MYM occurred on January 1, 2021, the Company's proforma results for the nine months ended September 30, 2021, would have been as follows:

Proforma profit or loss for the nine months ended September 30, 2021

Net revenues	$41,611

Net loss	$(7,644)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and MYM been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

Panaxia's Assets and Operations

On May 30, 2021, the Company acquired all Panaxia's online-related activities and intellectual property. The aggregate purchase price of NIS 18.7 million (approximately $7,000), comprised of NIS 7.6 million (approximately $2,800) in cash and NIS 11.1 million (approximately $4,200) in Common Shares (the “Panaxia Consideration Shares”). NIS 5.6 million (approximately $2,900) of the cash consideration was paid during the nine months ended September 30, 2021. The amount is non-cancellable and deemed as final.

On July 30, 2021, in connection with the Panaxia Transaction, the Company issued the first installment of 142,007 Consideration Shares at a price of US$5.009, representing an aggregate value equal to approximately US$711 thousand (approximately $889).

On September 1, 2021, the Company issued the second installment of 246,007 Consideration Shares at a price of US$3.68 per Panaxia Consideration Share, representing an aggregate value equal to approximately US$905 thousand (approximately $1,145), with up to three additional installments. The next three additional installments will be issued on the last trading day of each of the next three months. The last installment will be issued upon the later of (i) four months from the issuance of the first installment of Consideration Shares; or (ii) the second closing of the Panaxia Transaction, which is subject to the approval of the MOH.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets:

Inventory	$19
Investments *)	958
Property, plant and equipment	88
Intangible assets	725
Goodwill	5,170

Total purchase price	$6,960

*)
As part of the acquisition, the Company purchased an option to purchase the Panaxia pharmacy, including cannabis-related licenses (see Note 1 (9)). As the exercise price of the option relates only to the medical cannabis inventory at the date of exercise, the Company has allocated $958 of the non-cancellable purchase price to effectively reflect the Company’s advance payment for the estimated fair value of the licenses and other assets of the Panaxia pharmacy that will be acquired upon exercise of the option.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Panaxia's acquired assets.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

Pharm Yarok pharmacy

On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition is approximately NIS 11,900 ($4,600), of which approximately NIS 3,500 ($1,300) shall be invested by the shareholders of Pharm Yarok Group in the Company at closing in consideration for Common Shares.. The closing of the Pharm Yarok Group acquisition is conditional upon receipt of all requisite approvals, including from the MOH.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets:

Cash	$105
Working capital deficit (excluding cash and cash equivalents)	(646)
Property, plant and equipment	1,145
Intangible assets	1,544
Goodwill	3,820

Liabilities:

Long term loan	(1,042)
Deferred tax liability	(355)

Total purchase price	$4,571

The company did not include proforma profit or loss for the nine months ended September 30, 2021, since it is not significant to the financial statements.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3: - BUSINESS COMBINATION (Cont.)

Vironna pharmacy

On August 16, 2021, IMC Holdings has signed a definitive agreement to acquire 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd. ("Vironna") for a total consideration of approximately NIS 8,500 ($3,300), of which approximately NIS 5,000 ($1,950) in cash and NIS 3,500 ($1,350) is in common shares of IMCC to be issued at closing of Vironna transaction. In addition, the Company will pay the former stockholders additional consideration with regards to working capital in the amount of NIS 800 ($300). The closing is conditional upon receipt of all requisite approvals, including from the MOH.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets:

Cash	$57
Working capital deficit (excluding cash and cash equivalents)	198
Property, plant and equipment	210
Intangible assets	2,180
Goodwill	2,515

Liabilities:

Deferred tax liability	(502)

Total assets, net	4,658
Non-controlling interest	(1,048)

Total purchase price	$3,610

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the pharmacies. The Company has elected to measure the  non-controlling interest in this business combination based on the fair value of the identifiable net assets acquired (excluding goodwill).

The company did not include proforma profit or loss for the nine months ended September 30, 2021, since it is not significant to the financial statements.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 4: - BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance as of January 1, 2021	$78

Initial consolidation of Trichome and MYM	848
Production costs capitalized	7,473
Changes in fair value less cost to sell due to biological transformation	5,482
Transferred to inventory upon harvest	(11,203)
Foreign exchange translation	34

Balance as of September 30, 2021 (unaudited)	$2,712

As of September 30, 2021 and December 31, 2020, the weighted average fair value less cost to sell was $3.03 and $5.18 per gram, respectively.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1.
Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.
Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.
Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 4: - BIOLOGICAL ASSETS (Cont.)

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

			10% change as of
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	Unaudited		Canadian Dollars in thousands
Average selling price per gram of dried cannabis (in CAD)	$4.56	$6.01	$364	$9
Average post-harvest costs per gram of dried cannabis (in CAD)	$1.53	$0.83	$116	$1
Attrition rate	17%	5%	$279	-
Average yield per plant (in grams)	71	54	$247	$8
Average stage of growth	42%	4%	$251	$8

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

NOTE 5: - INVENTORIES

The following is a breakdown of inventory as of September 30, 2021 (unaudited):

	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$11,300	$2,581	$13,881
Other cannabis products	1,296	-	1,296
Finished goods:
Packaged dried cannabis	5,549	436	5,985
Other cannabis products	902	-	902
Other products	1,856	-	1,856

Balance as of September 30, 2021 (unaudited)	$20,903	$3,017	$23,920

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 5: - INVENTORIES (Cont.)

The following is a breakdown of inventory as of December 31, 2020:

	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$2,130	$4,728	$6,858
Finished goods:
Packaged dried cannabis	363	603	966
Other products	546	-	546

Balance as of December 31, 2020	$3,039	$5,331	$8,370

During the nine months ended September 30, 2021 and 2020, inventory expensed to cost of goods sold of cannabis products was $28,397 and $10,071, respectively, which included $7,608 and $5,099, of non-cash expense, respectively, related to the changes in fair value of inventory sold.

During the three months ended September 30, 2021 and 2020, inventory expensed to cost of goods sold of cannabis products was $18,637 and $4,799, respectively, which included $2,478 and $2,268, of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in the nine and three months ended September 30, 2021 and 2020, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

NOTE 6: - FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets *)	Black & Scholes model (Level 3 category)
2021 Warrants (see Note 7b) *)	Black & Scholes model (Level 3 category)
Listed Warrants *)	Market price (Level 1 category)
Loans receivable	Discounted Cashflow Method (Level 3 category)

Financial Instruments Measured at Amortized Cost

Cash and cash equivalents, Trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized Cost (effective interest method)
Trade Payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 6: - FINANCIAL INSTRUMENTS (Cont.)

*)
Finance expense (income) includes fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, for the nine months ended September 30, 2021 and 2020, amounted to $(21,169) and $6,048, respectively.

Finance expense (income) includes fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, for the three months ended September 30, 2021 and 2020, amounted to $(8,120) and $(973), respectively.

NOTE 7: - EQUITY

a.
Composition of share capital:

	September 30, 2021		December 31, 2020
	Unaudited
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	67,581,984	Unlimited	39,765,799

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On February 12, 2021, the Company's shareholders general meeting resolved to consolidate all of its issued and outstanding Common Shares on a four (4) to one (1) basis (the “Share Consolidation”). Following the Share Consolidation, the number of Listed Warrants outstanding was not altered; however, the exercise terms were adjusted such that four Listed Warrants are exercisable for one Common Share following the payment of an adjusted exercise price of $5.20. The interim condensed consolidated financial statements give effect to the Share Consolidation for all periods presented.

As of September 30, 2021, Trichome is holding 927,463 Common Shares in trust for certain employees who are former holders of Trichome Shares. Trichome is acting as a bare trustee or agent for these employees without any independent control or discretion over these Common Shares. Accordingly, such Common Shares are not reflected as held by the Group in these consolidated financial statements.

b.
Capital issuance during the reporting period:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 6,086,956 Common Shares (each an “Offered Share”) at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,000). The Company also issued 3,043,478 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 3,043,478 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 7: - EQUITY (Cont.)

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,778 were recorded as Share capital and premium, and $11,222 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model.   The transaction costs incurred as a result of the Common Shares issuance amounted to approximately $3,800, of which approximately $1,100 (attributed to the issuance of the Listed Warrants) were recorded as an expense in the Company's condensed interim consolidated statements of profit or loss and approximately $2,700 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

Pursuant to the terms of the Offering, the placement agents held an over-allotment option to purchase up to an additional 913,044 Offered Shares and 456,522 2021 Warrants on the same terms and conditions for a period of 30 days following the closing date. The over- allotment option was not exercised by the placement agents and expired as of June 30, 2021. The Company recorded expenses in the amount of approximately $800 under share based compensation expenses with respect to the Offering.

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and a corresponding Canadian shelf prospectus filed with the Securities Regulatory Authority in each of the provinces and territories of Canada and a final prospectus supplement which was filed with the SEC on May 5, 2021.

c.
Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2021 (1)	39,765,799

Common Shares issued as a result of Warrants and Compensation options exercised	689,780
Common Shares issued as a result of options exercised	372,181
Common Shares issued as a result of capital issuance (2)	6,086,956
Common Shares issued in consideration of a business combination (3)	20,667,268

Balance as of September 30, 2021 (unaudited)	67,581,984

(1)
After giving effect to consolidation 4:1.

(2)
Shares issued at overnight market offering (see Note 7(b)).

(3)
Shares issued in the acquisitions during the period (see Note 3).

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 7: - EQUITY (Cont.)

d.
Share option plan:

The fair value for options granted to the Group's employees, directors and advisors during the nine months ended September 30, 2021, was estimated using the Black & Scholes option pricing model with the following assumptions:

Nine months ended September 30, 2021
Unaudited

Exercise price (in CAD)	$10.00 - $10.12
Dividend yield (%)	-
Expected life of share options (in years)	3-4
Volatility (%)	83.68 - 80.61
Annual risk-free rate (%)	0.52 - 0.77
Share price (in CAD)	$10.00 - $10.12

The weighted average fair value of each option on the grant date amounted to $4.16.

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Nine months ended September 30, 2021 (unaudited)
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	3,154,870	2.2

Options granted during the period	2,936,765	6.01
Options exercised during the period (*)	(441,100)	2.52
Options forfeited and expired during the period	(94,790)	3.99

Options outstanding at the end of the period	5,555,745	3.82

Options exercisable at the end of the period	1,733,595	1.96

*)
Includes 164,164 Options exercised under cashless mechanism to 95,244 Common Shares.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 8: - SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a.
Revenues and cost of revenues by type of products, are as follows:

Net revenues:
	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
	Unaudited

Revenues from cannabis products, net of excise tax	$27,725	$10,209	$13,863	$5,707
Revenues from other products *)	6,547	781	530	186

Total net revenues	$34,272	$10,990	$14,393	$5,893

Cost of revenues:
	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
	Unaudited

Cost of revenues - cannabis products	$20,789	$4,197	$11,029	$2,460
Cost of revenues - other products *)	5,374	775	484	71

Total cost of revenues	$26,163	$4,972	$11,513	$2,531

*)
Other products primarily include revenues and cost of revenues from sales of COVID-19 rapid antigen test kits by Adjupharm in Germany (see Note 1).

b.
Revenues by geographical area based on the location of the customers, are as follows:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
	Unaudited

Israel	$16,959	$8,285	$7,152	$4,300
Germany	7,182	2,705	888	1,593
Canada	10,131	-	6,353	-

Total	$34,272	$10,990	$14,393	$5,893

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 8: - SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

c.
Selected statements of profit or loss data:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
	Unaudited

Salaries and related expenses	$12,608	$4,358	$5,835	$1,285
Depreciation and amortization	$3,604	$672	$1,961	$244

NOTE 9: - NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Nine months ended September 30,
	2021		2020
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)*	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	47,785	(4,869)	152,836	(9,340)

Effect of potential dilutive Ordinary shares	3,210	(21,237)	-	-

For the computation of diluted net earnings	50,995	(26,106)	152,836	(9,340)

	Three months ended September 30,
	2021		2020
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)*	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	66,630	(4,285)	115,327	656

Effect of potential dilutive Ordinary shares	4,901	(8,535)	-	-

For the computation of diluted net earnings	71,531	(12,820)	115,327	656

*) After giving effect to consolidation 4:1

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 10: - SUBSEQUENT EVENTS

On October 15, 2021, in connection with the Panaxia Transaction, the Company issued the third installment of 248,212 Consideration Shares at a price of US$3.225 per Panaxia Consideration Share, representing an aggregate value equal to approximately US$800 thousand (approximately $1,000).

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